

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2023

Jeffrey E. Eberwein
Executive Chairman
Star Equity Holdings
53 Forest Ave., Suite 101
Old Greenwich, CT 06870

> **Re: Servotronics, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Star Equity Holdings et al.**
> **Filed March 29, 2023**
> **File No. 001-07109**

Dear Jeffrey E. Eberwein:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Preliminary Proxy on Schedule 14A filed by Star Equity on March 29, 2023

Quorum; Broker Non-Votes; Discretionary Voting, page 22

1. We note the disclosure here and elsewhere that brokers will not have discretionary authority to vote on any of the proposals. It is our understanding that brokers may exercise discretionary authority on routine matters if they do not receive soliciting materials. Please clarify throughout the filing or advise.

Other Matters and Additional Information, page 27

2. Please advise us when Star Equity anticipates distributing the proxy statement. Given that reliance on Exchange Act Rule 14a-5(c) is impermissible at any time before the registrant distributes its proxy statement, Star Equity will accept all legal risk in connection with distributing the initial definitive proxy statement without all required disclosures and

should undertake to subsequently provide any omitted information in a supplement in order to mitigate that risk.

Proxy Card, page i

3. Please list the nominees in alphabetical order by last name for Company Nominees Opposed by Star Equity. See Rule 14a-19(e)(4).

4. We note the disclosure here and elsewhere that "if you mark more than six 'FOR' and/or 'WITHHOLD' boxes with respect to the election of directors, all of your votes for the election of directors will be deemed invalid." It is our understanding that a shareholder's votes for the election of directors will be deemed invalid if a shareholder marks more than six "FOR" boxes, as opposed to marking more than six "FOR" and/or "WITHHOLD" boxes. Refer to the Company's proxy statement and card and revise or advise as appropriate.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Michael Killoy at (202) 551-7576 or Perry Hindin at (202) 551-3444.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions